UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.
210 CARNEGIE CENTER
PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements
and Supplemental Schedule

December 31, 2004 and 2003

Index

ERNST & YOUNG

Ernst & Young LLP
Metro Park
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471

Phone: (732) 516-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

MetroPark, New Jersey
June 10, 2005

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2004	December 31 2003
Investments at fair value:		
Registered investment companies	**$202,184,726**	$172,373,289
Covance stock fund	**92,761,029**	69,117,120
Participant loans	**4,458,586**	3,925,203
Total investments	**299,404,341**	245,415,612
Participant contribution receivable	**1,178,932**	887,519
Employer contribution receivable	**693,874**	578,529
Interest bearing cash	**2,908,162**	2,071,604
Interest receivable	**4,692**	3,102
Other receivable	**–**	37,064
Total assets	**304,190,001**	248,993,430
Unsettled participant activity	**(12,845)**	(146,043)
Net assets available for benefits	**$304,177,156**	$248,847,387

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31	
	2004	**2003**
Additions		
Investment income:		
Interest and dividends	**$ 4,855,815**	$ 3,643,225
Net appreciation in fair value of investments	**44,072,366**	32,603,756
	48,928,181	36,246,981
Contributions:		
Participant (cash)	**17,399,322**	16,059,284
Employer (employer common stock)	**9,010,049**	8,803,632
	26,409,371	24,862,916
Total additions	**75,337,552**	61,109,897
Deductions		
Benefits paid to participants	**19,966,746**	12,784,202
Administrative fees	**41,037**	40,593
Total deductions	**20,007,783**	12,824,795
Net increase in net assets available for benefits	**55,329,769**	48,285,102
Net assets available for benefits at beginning of year	**248,847,387**	200,562,285
Net assets available for benefits at end of year	**$304,177,156**	$248,847,387

See accompanying notes.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General

Effective January 1, 2004, the Plan name was changed from The Stock Purchase Savings Plan of Covance Inc. to the Covance 401(k) Savings Plan. The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the "ESOP"). The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance does not intend to make any future contributions to the ESOP.

Eligibility

Any employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service ("IRS") limitations. Covance (the "Company") makes a matching contribution to the Plan equal to three times each participant's contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant's eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributes 6% or more of their eligible compensation. This matching contribution is made 100% to the Covance Stock Fund. Through April 2004, matching contributions were made on a semi-monthly basis for all but two business units, which continued to fund matching contributions on a monthly basis. Beginning in May 2004, matching contributions are made on a semi-monthly basis for all business units. At its own discretion, the Company may make a discretionary contribution to the Plan ("Discretionary Contribution") in any year, which would be allocable equally to all eligible participants

1. Description of the Plan (continued)

employed by the Company at the end of the Plan year, provided that any such Discretionary Contributions for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contributions were made for the years ended December 31, 2004 and 2003.

Investment Elections

Participants may elect to have their contributions invested in any one or a combination of select funds offered by Fidelity Investments ("Fidelity") in accordance with the Plan document. In addition, participants can elect to have their contributions invested in the Covance Stock Fund and all Company matching contributions are invested in the Covance Stock Fund. The length of service required for participants to have investment discretion with respect to the Company match is two years and the employee age requirement for Company match investment discretion is 50 regardless of length of service.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of Discretionary Contributions and an allocation of the Plan's earnings. Discretionary Contributions are allocated pro rata based on participant account balances. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

1. Description of the Plan (continued)

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account value of $5,000 or less will automatically receive a lump sum payment. If the value of a participant's account exceeds $5,000, they can elect to receive an immediate distribution or wait until later (but not beyond age 70 1/2) to receive a distribution. Payments may be distributed in cash or stock, at the discretion of the participant (or the beneficiary). Benefit distributions are recorded when paid.

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the Prime Rate.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company's matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2004 and 2003, the balance of unused forfeited amounts totaled approximately $229,000 and $193,000, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant's account balance would become fully vested.

1. Description of the Plan (continued)

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investments

The Plan's investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices. Participant loans are valued at amortized cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2004 and 2003, the Plan's investments (including investments purchased and sold as well as held during the year) appreciated in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments	
	2004	**2003**
Covance Stock Fund	**$30,509,885**	$ 6,485,599
Shares of registered investment companies	**13,562,481**	26,118,157
	$44,072,366	$32,603,756

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31	
	2004	**2003**
Covance Stock Fund *	**$92,761,029**	$69,117,120
Fidelity Contrafund	**33,353,808**	27,894,814
Fidelity Managed Income Portfolio Fund	**33,134,446**	32,642,375
Fidelity Equity Income Fund	**27,942,858**	25,517,592
Fidelity Magellan Fund	**26,957,774**	26,308,647

* Nonparticipant-directed investment.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2004	**2003**
Net assets:		
Common stock	**$92,761,029**	$69,117,120

	Year ended December 31	
	2004	**2003**
Changes in nonparticipant-directed investments:		
Contributions (employer and employee) *	**$ 9,375,010**	$ 9,400,618
Earnings and net realized and unrealized gain in fair value	**30,509,885**	6,485,599
Distributions to participants	**(5,342,062)**	(3,155,835)
Net transfers to participant directed investments	**(9,772,300)**	(7,791,425)
Forfeitures transferred to other accounts	**(1,126,624)**	(876,871)
	$23,643,909	$ 4,062,086

* Contributions do not reflect an allocation of the total year-end contributions receivable into this fund.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Value of interests in registered investment companies:		
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Contrafund*; 587,836 shares	**	$ 33,353,808
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Managed Income Portfolio Fund*; 33,134,446 shares	**	33,134,446
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Equity Income Fund*; 529,421 shares	**	27,942,858
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Magellan Fund*; 259,734 shares	**	26,957,774
Fidelity Investments Institutional Operations Company, Inc.	Fidelity International Discovery Fund*; 416,530 shares	**	11,746,135
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Balanced Fund*; 555,181 shares	**	9,893,317
Fidelity Investments Institutional Operations Company, Inc.	Neuberger Berman Genesis Trust; 187,352 shares	**	7,994,331
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2020 Fund*; 545,141 shares	**	7,610,172
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2030 Fund*; 475,790 shares	**	6,699,124
Fidelity Investments Institutional Operations Company, Inc.	Oakmark Select I; 178,457 shares	**	5,951,541
Fidelity Investments Institutional Operations Company, Inc.	Fidelity US Bond Index Fund*; 505,884 shares	**	5,635,543
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2040 Fund*; 654,821 shares	**	5,415,366
Fidelity Investments Institutional Operations Company, Inc.	Spartan US Equity Index Fund; 121,101 shares	**	5,190,370
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2010 Fund*; 365,601 shares	**	4,979,481
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom Income Fund*; 233,933 shares	**	2,636,429
Fidelity Investments Institutional Operations Company, Inc.	Baron Growth Fund; 52,071 shares	**	2,336,420
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Mid-Cap Stock*; 90,335 shares	**	2,118,359
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Capital Appreciation Fund*; 66,159 shares	**	1,722,110
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Aggressive Growth Fund*; 34,690 shares	**	575,850
Fidelity Investments Institutional Operations Company, Inc.	Fidelity Freedom 2000 Fund*; 24,114 shares	**	291,292
	Total value of interest in registered investment companies		202,184,726
Covance Inc. *	Covance stock fund: Common stock; 2,393,833 shares	$49,023,980	92,761,029
Participant loans*	Interest rates ranging from 5.0% to 10.50%, due in installments	**	4,458,586
	Total investments		$299,404,341

* Party-in-interest
** Not required as the investment is participant directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated: 6/24/05

By: C Hopper

Charles A. Hopper
V.P. Compensation, Benefits and HR Technology
Covance Inc.

Exhibit Index

Exhibit Number	**Document**
24.1	Consent of Independent Registered Public Accounting Firm

Exhibit 24.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-18487 and No. 333-83712) pertaining to the Covance 401(k) Savings Plan of our report dated June 10, 2005, with respect to the financial statements and schedule of the Covance 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

Ernst & Young LLP

MetroPark, New Jersey
June 22, 2005